

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
Two Carlson Parkway, Suite 260
Minneapolis, Minnesota 55447

  Re: DiaMedica Therapeutics Inc.
    Registration Statement on Form S-3
    Filed March 10, 2021
    File No. 333-254089

Dear Mr. Pauls:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dillon Hagius at 202-551-7976 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Amy Culbert